U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-4628 Attn.: Brad Skinner, Senior Assistant Chief Accountant	December 27, 2011

RE:	McCormick & Company, Incorporated (the “Company”)
Form 10K for Fiscal Year Ended November 30, 2010
Filed January 27, 2011
File No.: 1-14920

Dear Mr. Skinner:

Please find below our responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated July 14, 2011, with respect to the above-captioned Form 10-K. For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response. Capitalized terms not defined in this letter shall have the meanings given to them in the Form 10-K.

Commission Comment:

Form 10-K for Fiscal Year Ended November 30, 2010

Exhibit 13

Note 16: Business Segments, page 55

1.	We have considered your response to prior comment two and it appears that each of the ten components identified in your “blue sheets” represent an operating segment under ASC 280-10. Please revise your segment presentation and disclosure, as appropriate.

McCormick & Company Response:

1.

In our previous correspondence and during our telephone conference calls our CEO (who is our CODM) has stated that he uses the information at the level of the Consumer and Industrial segment level to make decisions about resources to be allocated to the segments and assess their performance. He further stated that the additional information he receives by geography within each of the Consumer and Industrial segments is not used to make decisions about resources to be allocated to those geographies within a segment. In both our letters and during our telephone conference calls we then gave examples and illustrations that supported those statements. In line with these statements our CEO instructed corporate finance to change the reporting packages that he and our Board of Directors receives to eliminate all financial information that is not utilized by him to make decisions about resources and assess performance. Specifically our CEO directed corporate finance to amend the blue sheets to include consolidated and segment data and eliminate sales and operating profit details for each of the geographical components within our two segments. In addition, our CEO directed corporate finance to remove him from the distribution of individual reports on operations. The financial information he now receives will be consistent with the information he has historically used and will continue to use to manage our operations. The reports on operations he will now receive will present financial information by the consolidated Consumer segment, the consolidated Industrial segment and the consolidated results for the Company.

As you are aware we entered into a Request for Pre-Clearance with the Office of the Chief Accountant of the SEC to review our determination that our operating segments under ASC 280-10 are Consumer and Industrial. They do not object to our determination.

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In addition, as requested in the Staff’s letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information or documents, please telephone me at (410) 527-6394.

Sincerely,

/s/ Kenneth A. Kelly
Kenneth A. Kelly Sr. Vice President & Controller

Copy to:

Michael Fay, Division of Corporation Finance (SEC)

Mark Shannon, Branch Chief

Alan D. Wilson, Chairman, President and Chief Executive Officer

Gordon M. Stetz, Jr., Executive Vice President & Chief Financial Officer

W. Geoffrey Carpenter, Vice President, General Counsel and Secretary

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